May 7, 2009

BY EMAIL AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Hodgdon

Re:	Supplementary Materials on Behalf of Bristol Investment Fund, Ltd.
File No. 001-12996

Dear Mr. Hodgdon:

On behalf of Bristol Investment Fund, Ltd. (“Bristol”) and the other participants named in its Proxy Statement filed in connection with the 2009 annual meeting of Advocat Inc., please find certain supplemental materials requested by the Staff in the letter of comment to Bristol dated April 23, 2009 (the “Comment Letter”) that were included in our initial letter of response dated May 1, 2009.  Attached please find (i) a spreadsheet and annotated proxy, each of which supports the figures used in Bristol’s Proxy Statement and contains the supporting data used to compute these figures, which were referred to in Item 5 of the Comment Letter, (ii) a copy of an analyst report used to support the figures regarding occupancy and Medicare mix that were disclosed in the Proxy Statement and (iii) a copy of Advocat Inc.’s press release dated June 3, 2008 that supports the figures regarding the vote at the 2008 annual meeting disclosed in the Proxy Statement.  We have highlighted the relevant excerpts in the enclosed package for your convenience.

Please call the undersigned at 212-451-2331 if we can be of any further assistance.

Very truly yours,

/s/ Jason W. Soncini

Jason W. Soncini

cc:           Thomas J. Fleming